SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/24/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
89

8. SHARED VOTING POWER
59

9. SOLE DISPOSITIVE POWER
89
_______________________________________________________

10. SHARED DISPOSITIVE POWER
59


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
148 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.47%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
89

8. SHARED VOTING POWER
59

9. SOLE DISPOSITIVE POWER
89
_______________________________________________________

10. SHARED DISPOSITIVE POWER
59


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
148 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.47%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
89

8. SHARED VOTING POWER
59

9. SOLE DISPOSITIVE POWER
89
_______________________________________________________

10. SHARED DISPOSITIVE POWER
59


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
148 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.47%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
89

8. SHARED VOTING POWER
59

9. SOLE DISPOSITIVE POWER
89
_______________________________________________________

10. SHARED DISPOSITIVE POWER
59


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
148 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.47%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed March 20, 2017. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 4. PURPOSE OF TRANSACTION
See Exhibit A - Standstill Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the PRE 14A filed on March 8, 2017, there were 1,980 Auction Rate Preferred outstanding as of December 31, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of May 25, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 148 shares of PMM Ser C (representing 7.47% of PMM Ser C outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 148 shares of PMM Ser c include 89 shares (representing 4.49% of PMM Ser C outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 148 shares of PMM Ser C beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 59 shares (representing 2.98% of PMM Ser C outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 89 shares. Bulldog Investors, LLC has shared power to dispose of and vote 59 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of PMM Ser C shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days no shares of PMM Ser C were purchased.



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exibit A - Stanstill Agreement


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/26/17

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

				STANDSTILL AGREEMENT

	This Agreement ("Agreement") is made and entered into as of the 24th day of May, 2017, by and among Putnam Managed Municipal Income Trust ("PMM" or the "Fund"), Putnam Investment Management, LLC ("Putnam Management" and together with the Fund, the "Fund Parties"), Bulldog Investors, LLC ("Bulldog Investors"), and Full Value Partners, L.P. ("Full Value Partners" and together with Bulldog Investors, the "Bulldog Parties").

	WHEREAS, Putnam Management is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to certain investment advisory or investment management contracts as the investment adviser or investment manager, as applicable, to various registered closed-end management investment companies, including the Fund;

	WHEREAS, the Bulldog Parties and their affiliates (together, "Bulldog") are holders of auction rate preferred shares ("ARPS") issued by the Fund and Full Value Partners has provided the Fund notice of its intent to nominate Phillip Goldstein and Andrew Dakos as Trustees of the Fund at the continuation of the Fund's adjourned 2017 annual meeting of the shareholders (the "Bulldog Nominations");

	WHEREAS, Bulldog holds no common shares of the Fund;

	WHEREAS, the Bulldog Parties have engaged in discussions (the "Discussions") with the Fund Parties regarding the Bulldog Nominations, and the Bulldog Parties' shareholder proposal that the Fund afford its preferred shareholders a means to obtain liquidity for their shares;

	WHEREAS, the parties wish to resolve various matters associated with the Discussions and Bulldog's holdings of the Fund's ARPS (including the Bulldog Nominations).

	NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Tender Offer. The Fund Parties agree to conduct a tender offer (the
"Tender Offer") by the Fund for 100% of the Fund's issued and outstanding ARPS at a price equal to 89.75% of the liquidation preference of each respective series of the ARPS as set forth in the Fund's amended and restated bylaws, scheduled to expire at least 20 business days after its commencement, as it may be extended in accordance with the terms of the Tender Offer, but in any event, no later than 11:59 P.M. Eastern Time on August 24, 2017 ("Expiration Date"), subject only to substantially the same conditions as are set forth in Appendix A hereto, which conditions do not include any minimum level of participation in the Tender Offer by ARPS holders of the Fund. The Fund hereby agrees that if, as of the Expiration Date of the Tender Offer, all of such conditions are satisfied, it shall accept for payment all ARPS properly tendered pursuant to the Tender Offer.

2.	Reimbursement of proxy solicitation costs. Bulldog Investors shall provide the Fund with an itemized list of expenses it incurred soliciting proxies in connection with the Fund's 2017 annual meeting of shareholders, as well as evidence of its incursion of such expenses, and the Fund shall reimburse Bulldog Investors for such expenses; however, the amount reimbursed by the Fund shall not exceed $7,500.

3.	Agreements and Obligations of the Bulldog Parties. The Bulldog Parties
hereby agree and undertake that:

(a)	Bulldog shall promptly tender into the Tender Offer (and shall not withdraw such tender) one-hundred percent (100%) of its holdings of ARPS of the Fund ("Bulldog ARPS"), such that Bulldog would have no holdings in the Fund's ARPS following completion of the Tender Offer; provided, further that the Fund shall not accept any Bulldog tender of less than 100% of Bulldog ARPS.

(b)	Effective as of the close of the Tender Offer, Bulldog shall withdraw all Bulldog Nominations and shall promptly make any required regulatory filings, including but not limited to amendments to Schedule 13D filings, affirming such withdrawal of the Bulldog Nominations. Bulldog shall also discontinue, as of the date hereof, any proxy solicitation with respect to the Bulldog Nominations or any other shareholder proposal for consideration at the continuation of the Fund's 2017 annual meeting of shareholders and Bulldog shall refrain from introducing any proposal or nomination at the continuation of the Fund's 2017 annual meeting of the shareholders or any adjournment thereof.

(c)	Bulldog shall agree to vote at the continuation of the Fund's 2017 annual meeting of the shareholders or any adjournment thereof: (i) for the slate of Trustees nominated by the Board of the Fund; and (ii) against any shareholder proposals not recommended for shareholder approval by the Board of the Fund.

(d)	The Bulldog Parties shall, for the period ending the day after the completion of the Fund's 2021 annual shareholder meeting, including any adjournments or postponements thereof, (i) refrain from directly or indirectly making or supporting any shareholder proposals concerning the Fund, including, without limitation, any nomination of a candidate for Trustee of the Board of Trustees of the Fund (the "Board"); (ii) vote in accordance with the Board's and management's recommendations on any matters affecting the Fund;(iii) refrain from directly or indirectly soliciting or encouraging others to vote against the Board's and management's recommendations on any matters affecting the Fund;
(iv) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Fund's assets; (v) refrain from granting a proxy with respect to shares of the Fund other than to officers of, or other persons named as proxies by, the Board; (vi) refrain from executing any written consent with respect to Fund shares other than as may be solicited by the Board;
(vii) refrain from joining or participating in a group of unaffiliated third parties concerning the Fund; (viii) refrain from seeking the removal of any member of the Board; (ix) refrain from seeking control or influence over the management or policies of the Fund; and (x) refrain from purchasing, or obtaining voting control or seeking to obtain voting control over, any additional securities issued by the Fund.

(e)	Notwithstanding the foregoing, however, shares of the Fund held by
Special Opportunities Fund, Inc., and any other closed-end investment company managed by Bulldog, may be voted in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa) of the Investment Company Act of 1940 if they are required to be voted in accordance with one of those methods.

(f)	To the extent such vote or votes occur, or such consent or consents are requested, the Bulldog Parties agree to vote or provide consent(s) in accordance with the Board's and management's recommendations concerning the Fund's ability to authorize, create, or issue securities ranking prior to or on parity with the ARPS with respect to payment of dividends or the distribution of the Fund's assets upon liquidation.

4.	Release of Any Claims; Covenants Not to Sue.

(a)	Subject to and upon completion of the Tender Offer, each of the Bulldog
Parties, on behalf of itself, its heirs, beneficiaries, administrators, personal representatives, successors, assigns, parents, subsidiaries, shareholders, affiliates, and predecessors, as applicable, in exchange for the agreements and other consideration in this Agreement, (i) does hereby compromise, settle, and absolutely, unconditionally, and fully release and forever discharge each of the Fund Parties and their current and former respective successors, subsidiaries, affiliates, employees, officers, directors, trustees, managers, agents, investors and shareholders,and each of their respective attorneys, administrators, personal representatives, insurers and assigns (together, the "Released Fund Parties"), of and from any and all claims, demands, debts, liens, obligations,fees and expenses (including attorneys' fees and expenses related to any previously completed or ongoing litigation involving the parties), harm, injuries, liabilities, cause or causes of action, whether known or unknown, claimed or alleged, asserted or unasserted, either at law or in equity,whether statutory, in contract or in tort, of any kind or character which it has, or owns, or may now or in the future have or own for any claims arising out of or relating in any way to the Discussions, the Tender Offer or Bulldog's acquisition of, transactions in, ownership of or holdings in the Fund's ARPS, in each case arising on or before the completion of the Tender Offer and (ii) acknowledges and agrees that it will not now or in the future bring any claim, action, lawsuit, arbitration proceeding or other form of action against any of the Released Fund Parties, directly or indirectly, arising out of or in any way connected with any claim or potential claim released under this Agreement as referenced in sub-paragraph 4(a)(i) above, and that this Agreement is a bar to any such claim, action, lawsuit, proceeding or other form of action.

(b)	Subject to and upon completion of the Tender Offer, each of the Fund
Parties, on behalf of itself, its heirs, beneficiaries, administrators, personal representatives, successors, assigns, parents, subsidiaries, shareholders, affiliates, and predecessors, as applicable, in exchange for the agreements and other consideration in this Agreement, (i) does hereby compromise, settle, and absolutely, unconditionally, and fully release and forever discharge each of the Bulldog Parties and their current and former respective successors,subsidiaries, affiliates, employees, officers, directors, trustees, managers, agents,investors and shareholders, and each of their respective attorneys, administrators, personal representatives, insurers and assigns (together, the "Released Bulldog Parties"), of and from any and all claims, demands, debts, liens, obligations, fees and expenses (including attorneys' fees and expenses related to any previously completed or ongoing litigation involving the parties), harm, injuries, liabilities, cause or causes of action, whether known or unknown, claimed or alleged, asserted or unasserted, either at law or in equity, whether statutory, in contract or in tort, of any kind or character which it has, or owns, or may now or in the future have or own for any claims arising out of or relating in any way to the Discussions, the Tender Offer or Bulldog's acquisition of, transactions in, ownership of or holdings in the Fund's ARPS, in each case arising on or before the completion of the Tender Offer and
(ii) acknowledges and agrees that it will not now or in the future bring any claim, action, lawsuit, arbitration proceeding or other form of action against any of the Released Bulldog Parties, directly or indirectly, arising out of or in any way connected with any claim or potential claim released under this Agreement as referenced in sub-paragraph 4(b)(i) above, and that this Agreement is a bar to any such claim, action, lawsuit, proceeding or other form of action.

(c)	The Bulldog Parties and the Fund Parties acknowledge and agree that the releases and covenants provided in this Section 4 are in no way an admission or acknowledgment of any liabilities, claims or causes of action that one party may have against the other.

(d)	The provisions of Section 4(a) and Section 4(b) shall not be deemed to preclude any claim by any party hereto alleging a breach of the terms of this Agreement.

5.	No Disparagement. For a period of four (4) years from and after the date of this Agreement, Bulldog, on the one hand, and the Fund Parties, on the other hand, shall refrain from directly or indirectly disparaging, impugning, or taking any action reasonably likely to damage the reputation of the other party or its employees or affiliates or the current and former Trustees or officers of the Fund with respect to the subject matter of the Discussions, the Tender Offer or Bulldog's holdings in the Fund's ARPS, including relating to prior discussions, actions and communications regarding the subject matter of Fund proxy contests, governance, management, performance, compliance and related topics. The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

6.	Injunctive Relief. Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to the other party for which monetary damages will not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by the other party of its obligations under this Agreement, the non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations set forth in Section 3 of this Agreement.

7.	Confidentiality.  Until such time this Agreement is filed as an exhibit to an amendment to the Schedule 13D, as amended, relating to the Fund filed by Bulldog, the parties agree to keep all terms of this Agreement confidential and shall not disclose them to any third party, except (i) for information provided to those of the parties' attorneys, accountants, agents, or tax advisors who receive such information under an obligation to maintain it as confidential and agree to do so; (ii) for information requested by, or required to be provided to, regulators, including the U.S. Securities and Exchange Commission; and
(iii) that the Fund Parties may disclose the subject matter of the Tender Offer to third parties, including to other holders of the Fund's ARPS and to service providers and agents who may be engaged to assist in conducting the Tender Offer, before the Tender Offer is publicly announced. For the avoidance of doubt, the Bulldog Parties acknowledge that the Fund will be required to file a copy of this Agreement with its Form TO filings in connection with the Tender Offer. Each of the Bulldog Parties acknowledges that the U.S. securities laws generally prohibit any person who has received from an issuer material, non-public information concerning such issuer from purchasing or selling securities of such issuer and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

8.	Term. This Agreement shall terminate on the earlier of (i) July 27, 2017, if the Fund has not on or before that date commenced the Tender Offer, and
(ii) the day after the completion of the Fund's 2021 annual shareholder meeting, including any adjournments or postponements thereof, except, in each case, the parties' release of any claims and covenants not to sue under Section 4 hereof and the confidentiality obligations of the parties under Section 7 hereof shall survive the termination of this Agreement.

9.	Miscellaneous.

	(a) Notices. Any notices or other communications required or permitted hereunder will be deemed to have been properly given and delivered if in writing by such party or its legal representative and delivered personally or sent by e-mail or other electronic communication, or by a nationally recognized overnight courier service guaranteeing overnight delivery, addressed as follows:

         If to a Bulldog Party:	Bulldog Investors, LLC
				Park 80 West - Plaza Two
				250 Pehle Avenue, Suite 708
				Saddle Brook, NJ 07663
				Attn:  Phillip Goldstein
				E-mail: PGoldstein@bulldoginvestors.com

	If to a Fund Party:	Putnam Investment Management, LLC
				One Post Office Square
				Boston, Massachusetts 02109
				E-mail:  Robert_Burns@putnam.com

(b)	No Assignment; Binding Effect. No party shall assign this Agreement or its rights hereunder without the express written consent of the other parties. This Agreement is binding upon and inures to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns.

(c)	Agreement Separable. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision or provisions. This Agreement will not be binding on the parties unless and until it is approved on behalf of the Fund by action of its Board. In that regard, Putnam Management, in its capacity as investment manager for the Fund, will recommend that the Fund's Board approve this Agreement.

(d)	Counterparts. This Agreement may be executed in any number of counterparts, each of which will, for all purposes, be deemed to be an original. Facsimile or electronic signatures shall have the same force and effect as executed originals.

(e)	Governing Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the parties shall be governed by the laws of the Commonwealth of Massachusetts, without regard to conflicts of law rules. The parties hereto agree that the defendant shall determine the proper forum for any legal controversy arising in connection with this Agreement, and the parties hereby consent to the exclusive jurisdiction of such court for such purposes, provided that such forum must be in either a federal court in the borough of Manhattan, New York or a state or federal court in Boston, Massachusetts. To the fullest extent permitted by applicable law, each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any suit, action or proceeding arising under this Agreement.

(f)	Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the matters set forth herein, and there are no other covenants, agreements, promises, terms and provisions, conditions, undertakings or understandings, either oral or written, between them other than those herein set forth. No subsequent alteration, amendment, change, deletion or addition to this Agreement shall be binding upon the parties unless in writing and signed by the parties.

(g)	Further Assurances. Each party covenants, on behalf of itself and its successors and assigns, to take all actions and do all things, and to promptly and duly execute, acknowledge and deliver any and all such further instruments and documents necessary or proper to achieve the purposes and objectives of this Agreement.

(h)	Massachusetts Business Trust Matters. A copy of the Amended and
Restated Agreement and Declaration of Trust of the Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Fund as Trustees and not individually and that the obligations of the Fund under this instrument are not binding upon any of the Trustees, officers or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above, and each party represents and acknowledges that it possesses the requisite authority to execute this Agreement.

Putnam Managed Municipal Income Trust

By:  /s/ Michael Higgins, Treasurer & Clerk of the Fund

Date:	May 24, 2017

Putnam Investment Management, LLC

By: /s/ Robert T. Burns, Chief Legal Officer and General Counsel

Date:	May 24, 2017

Bulldog Investors, LLC

By:  /s/Phillip Goldstein, Member

Date:	May 24, 2017

Full Value Partners, L.P.

By:  /s/ Phillip Goldstein, Member of G.P.

Date:  May 24, 2017








					APPENDIX A

TENDER OFFER CONDITIONS:

It is a condition to the Tender Offer that the Fund cannot accept tenders or effect repurchases, unless otherwise determined by the Fund's Board, if:
(1) such transactions, if consummated, would (a) result in delisting of the Fund's common shares from the New York Stock Exchange; (b) impair the Fund's status as a regulated investment company under the Internal Revenue Code of 1986 (which would make the Fund subject to federal income tax on all of its net income and gains in addition to the taxation of shareholders who receive distributions from the Fund); or (c) result in a failure of the Fund to comply with the applicable asset coverage requirements in the event any senior securities are issued and outstanding; (2) there shall be instituted or pending before any governmental entity or court any action, proceeding, application or claim, or any judgment, order or injunction sought, or any other action taken by any person or entity, which (a) restrains, prohibits or materially delays the making or consummation of the Tender Offer;
(b) challenges the acquisition by the Fund of ARPS pursuant to the Tender Offer or the Board's fulfillment of its fiduciary obligations in connection with the Tender Offer; (c) seeks to obtain any material amount of damages in connection with the Tender Offer; or (d) otherwise directly or indirectly materially adversely affects the Tender Offer or the Fund; (3) there is any (a) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange or other national securities exchange(s); (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State; or (c) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions; (4) a third party has not committed to provide the Fund with financing in such form and content approved by the Fund's Board, such as, but not limited to, the utilization of variable municipal term preferred securities; or (5) if required by the Fund's bylaws, the holders of at least a majority of the Fund's outstanding ARPS have not affirmatively voted for, or consented to, the Fund's authorization, creation, or issuance of securities ranking prior to or on parity with the ARPS with respect to payment of dividends or the distribution of the Fund's assets upon liquidation.